# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATA Creativity Global, CIK 0001420529
CUSIP: 00211V106
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui, China (F4), 230051
Date of event which requires filing of this statement: 01/28/2026
Filed by CIK 0001456120
Persons authorized to receive notices and communications: Xiaofeng Ma, c/o 1/F East Gate, Bldg No. 2, Jian Wai, Soho, No. 39 Dong San Huan Zhong Rd, Chao Yang Dist, Beijing, China (F4), 100022, 86-10-6518-1122-5518

## Reporting persons
- Ma Kevin Xiaofeng (CIK 0001456120): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 1,734,446; shared voting power 23,426,062; sole dispositive power 1,734,446; shared dispositive power 23,426,062; aggregate amount beneficially owned 25,160,508 (29.2% of the class)
  Comment: (1) The value in rows 7 and 9 represents 1,734,446 Common Shares held by Xiaofeng Ma.
  
  (2) The value in rows 8 and 10 represents (i) 4,998,988 Common Shares held by Able Knight Development Limited, and (ii) 18,427,074 Common Shares held by Joingear Limited. Able Knight Development Limited is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Xiaofeng Ma as the settlor and certain family members of Xiaofeng Ma as the beneficiaries. Joingear Limited is a British Virgin Islands company wholly owned by Xiaofeng Ma.
  
  (3) Percent of class represented by amount in row (11) is calculated based on 86,102,136 outstanding Common Shares as of January 28, 2026 as notified by the Issuer.
- Able Knight Development Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 4,998,988; sole dispositive power 0; shared dispositive power 4,998,988; aggregate amount beneficially owned 4,998,988 (5.8% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 4,998,988 Common Shares held by Able Knight Development Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 86,102,136 outstanding Common Shares as of January 28, 2026 as notified by the Issuer.
- Precious Time Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 4,998,988; sole dispositive power 0; shared dispositive power 4,998,988; aggregate amount beneficially owned 4,998,988 (5.8% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 4,998,988 Common Shares held by Able Knight Development Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 86,102,136 outstanding Common Shares as of January 28, 2026 as notified by the Issuer.
- Ma Family Trust: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,998,988; sole dispositive power 0; shared dispositive power 4,998,988; aggregate amount beneficially owned 4,998,988 (5.8% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 4,998,988 Common Shares held by Able Knight Development Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 86,102,136 outstanding Common Shares as of January 28, 2026 as notified by the Issuer.
- Joingear Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 18,427,074; sole dispositive power 0; shared dispositive power 18,427,074; aggregate amount beneficially owned 18,427,074 (21.4% of the class)
  Comment: (1) The value in rows 8, 10 and 11 represents 18,427,074 Common Shares held by Joingear Limited.
  
  (2) Percent of class represented by amount in row (11) is calculated based on 86,102,136 outstanding Common Shares as of January 28, 2026 as notified by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: ATA Creativity Global
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui, China (F4), 230051
Comment:
This Amendment No. 10 ("Amendment No. 10") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on November 20, 2015, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 filed with the Commission on March 23, 2016, August 30, 2017, February 8, 2018, June 29, 2018, August 17, 2018, August 29, 2019, December 24, 2019, May 21, 2020 and November 19, 2025, respectively (as amended, the "Schedule 13D") by the Reporting Persons with respect to the Common Shares issued by the Issuer. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D, unless otherwise defined herein.

As previously reported by the Issuer on a current report on Form 6-K furnished on January 28, 2026, the Issuer issued 11,067,547 American Depositary Shares (each representing two Common Shares of the Company) to certain purchasers on January 28, 2026. As a result, the holdings of the Reporting Persons were accordingly diluted, leading to the diminished beneficial ownership in the Issuer that the Reporting Persons are reporting in this Amendment No. 10.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

Calculation of the percentage of Common Shares beneficially owned by the Reporting Persons as noted on the cover pages of the Schedule 13D is based on 86,102,136 outstanding Common Shares as of January 28, 2026 as notified by the Issuer.

## Signatures
- Ma Kevin Xiaofeng: /s/Xiaofeng Ma, Xiaofeng Ma (01/30/2026)
- Able Knight Development Limited: /s/Xiaofeng Ma, Xiaofeng Ma / Director (01/30/2026)
- Precious Time Holdings Limited: /s/ Authorized Signatory(ies) of Lion International Management Limited, Authorized Signatory(ies) of Lion International Management Limited as director of Precious Time Holdings Limited (01/30/2026)
- Ma Family Trust: /s/Authorized Signatory(ies) of HSBC International Trustee Limited, Authorized Signatory(ies) of HSBC International Trustee Limited as trustee of the Ma Family Trust (01/30/2026)
- Joingear Limited: /s/ Xiaofeng Ma, Xiaofeng Ma / Director (01/30/2026)